March 29, 2006

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, DC  20549

Re:          United Therapeutics Corporation

Form 10-K for Fiscal Year Ended December 31, 2005

Filed February 27, 2006

File No. 000-26301

Dear Mr. Rosenberg:

This letter sets forth our response to your letter dated March 21, 2006 regarding your limited review of United Therapeutics Corporation’s Form 10-K for the fiscal year ended December 31, 2005 (file number 000-26301). In setting forth our responses, we considered each of your comments and have provided the information requested.

Item 7. Management’s Discussion and Analysis Of Financial Condition And Results of Operations, page 37

Results of Operations, page 42

1.     Please elaborate for us, in disclosure-type format, on the roll forwards, shown on pages 43 and 45, of the liability accounts associated with estimated government rebates, prompt pay discounts and fees to a distributor for services by:

a.     Attributing the amount of additions and payments to sales made in the current versus prior periods, as we requested in comment three in our September 24, 2004 letter, and

b.     Providing a separate roll forward for each of these liability accounts that reconcile to the roll forward disclosed.

Similarly, please provide us a roll forward of the reserves for exchanges or confirm that the amount that had expired or become damaged in shipment during each of the periods presented was immaterial.

Mr. Jim Rosenberg

United States Securities and Exchange Commission

March 29, 2006

Please note that in the following tables, there are certain immaterial rounding differences when comparing these amounts to amounts disclosed in the Form 10-K. In all cases, the rounding differences are equal to either $1,000 or $2,000.  Also, additions to the liability accounts were made throughout the year as sales were generated. Payments typically lagged the accrual by one quarter.

The table below attributes the amount of additions and payments for (a) estimated government rebates, (b) prompt pay discounts and (c) fees to a distributor for services attributed to Remodulin sales made in the current versus prior periods, for the years ended December 31, 2003, 2004 and 2005 (in thousands):

	All Liability Accounts Combined Years Ended December 31,
	2003	2004	2005

Liability accounts, at beginning of period	$654	$936	$2,119
Additions to liability attributed to sales in:
Current period	2,992	7,642	6,790
Prior period	—	—	—
Payments attributed to sales made in:
Current period	(2,102)	(5,955)	(5,702)
Prior period	(608)	(504)	(1,618)
Liability accounts, at end of period	$936	$2,119	$1,589

The table below attributes the amount of additions and payments for estimated government rebates attributed to Remodulin sales made in the current versus prior periods, for the years ended December 31, 2003, 2004 and 2005 (in thousands):

	Estimated Government Rebates Years Ended December 31,
	2003	2004	2005

Liability accounts, at beginning of period	$69	$355	$1,592
Additions to liability attributed to sales in:
Current period	657	3,488	4,588
Prior period	—	—	—
Payments attributed to sales made in:
Current period	(348)	(2,035)	(3,746)
Prior period	(23)	(216)	(1,090)
Liability accounts, at end of period	$355	$1,592	$1,344

The table below attributes the amount of additions and payments for prompt pay discounts attributed to Remodulin sales made in the current versus prior periods, for the years ended December 31, 2003, 2004 and 2005 (in thousands):

Mr. Jim Rosenberg

United States Securities and Exchange Commission

March 29, 2006

	Prompt Pay Discounts Years Ended December 31,
	2003	2004	2005

Liability accounts, at beginning of period	$143	$134	$241
Additions to liability attributed to sales in:
Current period	881	1,357	2,202
Prior period	—	—	—
Payments attributed to sales made in:
Current period	(747)	(1,115)	(1,956)
Prior period	(143)	(135)	(242)
Liability accounts, at end of period	$134	$241	$245

The table below attributes the amount of additions and payments for fees to a distributor for services attributed to sales made in the current versus prior periods, for the years ended December 31, 2003, 2004 and 2005 (in thousands):

	Fees to a Distributor Years Ended December 31,
	2003	2004	2005

Liability accounts, at beginning of period	$442	$447	$286
Additions to liability attributed to sales in:
Current period	1,454	2,797	—
Prior period	—	—	—
Payments attributed to sales made in:
Current period	(1,007)	(2,805)	—
Prior period	(442)	(153)	(286)
Liability accounts, at end of period	$447	$286	$—

The table below reconciles each of the three liability accounts to the combined roll forward disclosed for the year ended December 31, 2003 (in thousands):

Mr. Jim Rosenberg

United States Securities and Exchange Commission

March 29, 2006

	Reconciliation for the Year Ended December 31, 2003
	Estimated Government Rebates	Prompt Pay Discounts	Fees to a Distributor	Total

Liability accounts, at beginning of period	$69	$143	$442	$654
Additions to liability attributed to sales in:
Current period	657	881	1,454	2,992
Prior period	—	—	—	—
Payments attributed to sales made in:
Current period	(348)	(747)	(1,007)	(2,102)
Prior period	(23)	(143)	(442)	(608)
Liability accounts, at end of period	$355	$134	$447	$936

The table below reconciles each of the three liability accounts to the combined roll forward disclosed for the year ended December 31, 2004 (in thousands):

	Reconciliation for the Year Ended December 31, 2004
	Estimated Government Rebates	Prompt Pay Discounts	Fees to a Distributor	Total

Liability accounts, at beginning of period	$355	$134	$447	$936
Additions to liability attributed to sales in:
Current period	3,488	1,357	2,797	7,642
Prior period	—	—	—	—
Payments attributed to sales made in:
Current period	(2,035)	(1,115)	(2,805)	(5,955)
Prior period	(216)	(135)	(153)	(504)
Liability accounts, at end of period	$1,592	$241	$286	$2,119

The table below reconciles each of the three liability accounts to the combined roll forward disclosed for the year ended December 31, 2005 (in thousands):

Mr. Jim Rosenberg

United States Securities and Exchange Commission

March 29, 2006

	Reconciliation for the Year Ended December 31, 2005
	Estimated Government Rebates	Prompt Pay Discounts	Fees to a Distributor	Total

Liability accounts, at beginning of period	$1,592	$241	$286	$2,119
Additions to liability attributed to sales in:
Current period	4,588	2,202	—	6,790
Prior period	—	—	—	—
Payments attributed to sales made in:
Current period	(3,746)	(1,956)	—	(5,702)
Prior period	(1,090)	(242)	(286)	(1,618)
Liability accounts, at end of period	$1,344	$245	$—	$1,589

We confirm that the amount of Remodulin that had expired or become damaged in shipment during each of the periods presented was immaterial (i.e. less than $20,000 in each of the years presented).

In connection with this response, United Therapeutics acknowledges that:

•      United Therapeutics is responsible for the adequacy and accuracy of the disclosure in the filings;

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      United Therapeutics may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like additional information or feel further disclosure is warranted, please do not hesitate to contact us.

Yours truly,

/s/ Fred T. Hadeed

Fred T. Hadeed

Executive Vice President for Business Development

and Chief Financial Officer